Exhibit 99.1
Baidu Regretfully Announces Passing of Chief Financial Officer Shawn Wang
     BEIJING, Dec. 29, 2007 — Baidu.com, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, today regretfully announced that Shawn Wang, Baidu’s Chief Financial Officer, passed away on December 27, 2007 in an accident in China during the Christmas holiday vacation.
     “We are all completely shocked and deeply saddened by this tragic news,” said Robin Li, Baidu’s Chairman and CEO. “Shawn’s leadership and vision helped transform Baidu into a leading US public company, and his presence will be greatly missed. Shawn was not only a tremendous leader within our company, but also a wonderful friend to us all. We extend our deepest sympathy and most sincere condolences to Shawn’s family.”
     Under Mr. Wang’s leadership, Baidu has built an effective financial reporting system in compliance with the Sarbanes-Oxley Act. His duties will be assumed on an interim basis by the senior management team, including the senior finance personnel, until a successor is appointed.
     Mr. Wang joined Baidu as its chief financial officer in September 2004, helping lead the company through its successful initial public offering on NASDAQ in August 2005, and through its recent inclusion in the NASDAQ-100; making Baidu the first company from China to be included in the index. He was named “CFO of the Year” by CFO Magazine in 2005.
About Baidu
     Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Market under the symbol “BIDU.”
Contacts
For investor inquiries please contact:
Linda Sun
Baidu.com, Inc.
Tel: 10-8262-1188
Email: sunyao@baidu.com
For investor and media inquiries please contact:
In China:
Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: 10-8520-3090
Email: Helen.plummer@ogilvy.com
In the US:
Thomas Smith
Ogilvy Public Relations Worldwide (New York)
Tel: 212-880-5269
Email: thomas.smith@ogilvypr.com